October 29, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Rucha Pandit / Mr. Dietrich King

Re:	Callan JMB Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted September 4, 2024
CIK No. 0002032545

Dear Ms. Pandit and Mr. King:

On behalf of Callan JMB Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff ”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of October 8, 2024 with respect to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 (the “DRS-1/A”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Company’s Registration Statement (the “RS”) submitted concurrently with the submission of this letter..

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted September 4, 2024

Capitalization, page 32

1. The amount recorded for “Long-term debt, net, including current portions” does not appear to agree with outstanding debt in your unaudited interim balance sheets as of June 30, 2024. Further, your total capitalization equals the sum of your total liabilities and total stockholders’ equity, however, please note capitalization is generally defined in practice as the sum of a company’s debt and equity. Please revise or advise accordingly.

In response to the Staff’s comment, the Company has revised the Capitalization Table on page 32.

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036

T (212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-838-4433.

Sincerely,

/s/Barry P. Biggar
Barry P. Biggar, Esq.
Sichenzia Ross Ference Carmel LLP

Cc:	Wayne Williams
Chief Executive Officer
Callan JMB Inc.

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036 T

(212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW